Item 77E
On September 10 2004 two trusts advised by Stewart R. Horejsi
(the Trusts) commenced an unsolicited tender offer to acquire
40% of the Fund s issued and outstanding common stock and gain control of the Fund. In response to this unsolicited tender offer the Fund s Board appointed a Special Committee comprised of independent directors to consider the tender offer and the Fund s response.
The Special Committee determined that the offer was coercive and if successful would be harmful to shareholders. Accordingly the Special Committee recommended and the Board approved the following defensive measures (1) a tender offer by the Fund for up to 20% of the Fund s outstanding common stock (2) adoption of a rights agreement (3) to help finance the selftender issuance of approximately $3 million of common stock to Neuberger Berman
LLC at a price equal to net asset value (4) opting into the Maryland
Control Share Acquisition Act (MCSAA) and the Maryland Business
Combination Act and (5) commencement of a lawsuit in federal district court in Maryland against the Trusts their trustees (Badlands Trust Company Larry Dunlap and Susan Ciciora) and Stewart R. Horejsi alleging that the Trusts tender offer materials were false and misleading. The Fund filed its complaint on September 23 2004 and amended it on November 24 2004 to include a claim that Stewart R. Horejsi Larry Dunlap and Susan Ciciora are control persons of the Trusts under the federal securities laws and therefore liable for any violation of those laws by the Trusts. On January 18 2005 May 13 2005 September 11 2005 December 21 2005 and April 12 2006 the Board adopted new rights agreements the currently outstanding rights will expire on August 10 2006. On October 6 2004 the Trusts and Badlands Trust
Company as trustee filed counterclaims against the Fund alleging that certain of the Fund s defensive measures violate federal securities laws Maryland state law and the Fund s charter.
The Trusts also claimed they were entitled to a statutory exemption from the strictures of the MCSAA. The Trusts are seeking to enjoin the operation of the various defenses and are asking for unspecified damages for what they describe as tortious interference with their prospective business as well as attorneys fees and costs for prosecuting the counterclaims.
On October 22 2004 the court ruled
that the September 2004 rights agreement did not violate the Investment Company Act of 1940. On March 30 2005 the Trusts and Badlands Trust Company as trustee supplemented their counterclaims with a counterclaim that the rights agreement adoptedby the Board on January 18 2005 violated federal securities laws. On May 24 2005 one of the Trusts dropped out of the tender offer while the other extended its offer and slightly increased the number of shares it is offering to buy to account for the absence of the other Trust. The remaining Trust has extended its tender offer several timesmost recently to August 15 2006.
In late 2004 and early 2005 the Fund filed motions to compel defendants to produce documents and other information that the Fund requested in discovery but that the defendants refused to produce.
These motions were referred to a magistrate judge by  the Court.
On June 24 2005 the magistrate judge ruled on the Fund s motions to compel and required defendants to produce documents and other information. In the ruling the magistrate judge stated that the defendants actions had delayed the Fund s discovery unnecessarily slowed and complicated the resolution of the case and caused the Fund to incur unnecessary costs. The magistrate judge also stated an intention upon application by the Fund and subject to defendants right to a hearing to require defendants and their counsel to pay the reasonable expenses including attorneys fees incurred by the Fund in connection with the filing and litigation of the motions to compel. In accordance with the June 24
2005 ruling the Fund filed an application to recover expenses.
The defendants appealed the June 24 2005 ruling and opposed the Fund s application to recover expenses. On December 23 2005 the magistrate judge awarded the Fund $154654.89 jointly and severally against defendants and their lead counsel. This ruling was also appealed and on March 20 2006 the Court affirmed both the June 24 2005 ruling and the December 23 2005 ruling.

In November 2005 the Fund filed a motion for summary judgment with the Court. In December 2005 defendants opposed the Fund s motion for summary judgment and filed their own motion for summary judgment. The briefing of both summary judgment motions was completed in January 2006 and the Court heard oral argument regarding these motions on April 28 2006.

Both motions are still pending.

On October 20 2004 the Fund and its Directors were named in a lawsuit filed by Full Value Partners L.P. (Full Value) that repeated certain factual allegations made by the Trusts and Badlands Trust Company as trustee and alleged that 1) certain of the Fund s defensive measures violated the federal securities laws and the Board s adoption of these measures violated the Board s fiduciary duties and 2) the Board s failure to take certain other defensive actions also violated its fiduciary duties. This action which was filed as a case related to the Fund s litigation with the Trusts does not seek a monetary award other than attorneys fees and other costs of prosecuting the action. On April 18 2005 the Court dismissed Full Value s claims and gave Full Value until May 6 2005 to amend its complaint. On May 6 2005 Full Value amended its complaint adding a claim that the rights agreement adopted on January 18 2005 violated the federal securities laws.
The plaintiff has asked for class action status on behalf of all shareholders except the Trusts Neuberger Berman and their affiliates.

The Fund and the Board believe that the defensive actions were lawful and proper and they are defending both cases vigorously.

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